EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

August 15, 2013	No. 13-07

Avalon Reports on Summer Work Program at the
Nechalacho Rare Earth Elements Project and Provides
Mineral Resource Update

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to provide a progress update on its summer work program at the Nechalacho Rare Earth Elements Project site, Thor Lake, NWT (the “Project”).

A four-hole drilling program was completed at the Project site over the past three weeks, for which assays are still pending. The objective of this program was to better define high grade mineralization previously intersected by wide-spaced drill holes located close to the planned location of the underground access decline. Its close proximity to the decline would make this high grade ore accessible early in mine development and its high grade would potentially allow its use as direct feed for the Hydrometallurgical plant. This would allow for commissioning of the Hydrometallurgical plant and Refinery to begin earlier than contemplated in the Company’s Feasibility Study (the “FS”) and potentially shorten the timeline to production start-up which is presently targeted for 2017.

MINERAL RESOURCE UPDATE

Geological modelling of the resource has continued and an internal resource update has been completed which reflects the improved understanding of the geometry of the resource. This updated resource incorporates drill results from the eight-hole winter 2013 drill program and the final 41 holes from the 2012 summer drill program.  These holes were not incorporated into the resource model used in the FS.

The estimated Measured Mineral Resources in the base case now stand at 12.56 million tonnes averaging 1.71% TREO1, 0.38% HREO and 22.5% HREO/TREO2 (See details in table 1 below). This compares with the previous estimate of 10.88 million tonnes grading 1.67% TREO, 0.38% HREO and 22.9% HREO/TREO announced on November 26, 2012. The only change of consequence in methodology from the November 26, 2012 Resource estimate was that the base case cut-off grade, expressed as Net Metallurgical Return3 (“NMR”), increased from US$320 to US$345 per tonne due to minor changes in estimated operating costs, as per the FS. Work is continuing on optimizing the mine plan to incorporate more of the high grade ore identifiable at higher NMR cut-offs into the early years of production (Table 3 below).

1 TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3. HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.

2 HREO/TREO is the percentage proportion of rare earths that are HREO.

3 NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

The mineral resource estimate was prepared by Benjamin Webb, Senior Resource Geologist, Avalon Rare Metals Inc., under the supervision of the Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geo. (NWT) who is the QP for Avalon for this news release. Drilling operations are being performed by a third party drilling company under the supervision of a consulting Professional Geologist. Dr. Mercer is also providing overall direction on the project and monitoring of the QA/QC on the laboratory analyses. (See the RPA Technical Report, dated August 25, 2011 for QA/QC procedures).

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, Nechalacho remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938. Shares Outstanding: 103,796,986. Cash resources: approximately $11 million.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “continues”, “expects”  or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements contained herein include, without limitation, the potential effect of the use of high grade ore as direct feed for the Hydrometallurgical Plant. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: the ability to use high grade ore as direct feed for the Hydrometallurgical plant, Avalon’s ability to optimize the mine plan to incorporate more of the high grade ore identifiable at higher NMR cut-offs into the early years of production, Avalon’s ability to secure sufficient financing to advance and complete the Project, uncertainties associated with securing  the necessary approvals and permits in a timely manner, assumptions used in the Feasibility Study proving to be inaccurate, uncertainties associated with Avalon’s resource and reserve estimates, uncertainties regarding global supply and demand for rare earth materials and market and sales prices, uncertainties associated with securing off-take agreements and customer contracts, uncertainties with respect to social, community and environmental impacts, uncertainties with respect to optimization opportunities for the Project, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONDERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES:  This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 1: Nechalacho Deposit Mineral Resources at US$345/tonne NMR Cut-Off
Category	Zone	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Indicated	Basal	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Indicated		96.54	1.57	0.25	16.00	2.61	0.349	0.0299
Measured and Indicated	Basal	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Measured and Indicated		109.11	1.59	0.27	16.81	2.67	0.356	0.0311
Inferred	Basal	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
	Upper	102.09	1.38	0.13	9.70	2.38	0.334	0.0204
Total Inferred		160.25	1.38	0.18	13.07	2.53	0.351	0.0257

NOTES:

1)	CIM definitions were followed for Mineral Resources.

2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT), VP, Exploration, Avalon Rare Metals Inc.

3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.

4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.

5)
Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.

6)
The changes in methodology from the November 26, 2012 Resource were the cut-off grade and the interpolation method. The cut-off grade, expressed as Net Metallurgical Return (“NMR”), increased from US$320 to US$345 per tonne. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries, and in the case of Nb, Ta and Zr, off-site processing costs. The revised interpolation method utilized the elevation above the lower contact of the Basal Zone to provide better geologic continuity of the ore zone. The effect on overall tonnage and grade is not material.

7)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.

8)	See Table 2 for individual rare earth oxide details.

9)	See Table 3 for Basal Zone tonnes and TREO grades at higher NMR cut-off values.

10)	Values for HREO/TREO may differ due to rounding.

Table 2: Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades at US$345/tonne NMR Cut-Off
Category	Zone	Tonnes	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
Indicated	Basal	49.33	0.258	0.603	0.074	0.283	0.061	0.0076	0.055	0.0084	0.043	0.007	0.019	0.002	0.015	0.002	0.187
	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Indicated		96.54	0.268	0.627	0.077	0.290	0.059	0.0068	0.048	0.0065	0.030	0.005	0.012	0.002	0.010	0.001	0.130
Measured and Indicated	Basal	61.90	0.260	0.607	0.075	0.285	0.062	0.0077	0.056	0.0086	0.043	0.008	0.019	0.003	0.015	0.002	0.191
	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Measured and Indicated		109.11	0.268	0.627	0.077	0.291	0.060	0.0070	0.049	0.0068	0.032	0.005	0.014	0.002	0.010	0.001	0.139
Inferred	Basal	58.16	0.223	0.528	0.066	0.252	0.051	0.0064	0.046	0.0067	0.033	0.006	0.014	0.002	0.011	0.002	0.136
	Upper	102.09	0.243	0.608	0.072	0.271	0.049	0.0054	0.036	0.0038	0.015	0.002	0.005	0.001	0.004	0.001	0.061
Total Inferred		160.25	0.236	0.579	0.070	0.264	0.050	0.0058	0.040	0.0049	0.021	0.003	0.008	0.001	0.007	0.001	0.088

Table 3: Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone by NMR Cut-Off Value with $345/tonne NMR Cut-Off
Zone	NMR Cut-Off	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
	($USD)	(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured
Basal	≥345	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Basal	≥600	8.28	1.98	0.48	24.29	3.79	0.468	0.0480
Basal	≥800	5.11	2.20	0.58	26.17	4.23	0.520	0.0544
Basal	≥1000	2.49	2.49	0.68	27.38	4.77	0.586	0.0620
Indicated
Basal	≥345	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
Basal	≥600	28.66	1.95	0.45	23.21	3.68	0.472	0.0479
Basal	≥800	16.15	2.20	0.55	24.87	4.13	0.521	0.0542
Basal	≥1000	6.99	2.52	0.66	26.03	4.66	0.583	0.0614
Measured and Indicated
Basal	≥345	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
Basal	≥600	36.94	1.96	0.46	23.46	3.70	0.471	0.0479
Basal	≥800	21.27	2.20	0.55	25.19	4.15	0.521	0.0543
Basal	≥1000	9.48	2.52	0.66	26.38	4.69	0.584	0.0616
Inferred
Basal	≥345	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
Basal	≥600	22.41	1.74	0.37	21.09	3.40	0.453	0.0431
Basal	≥800	6.68	2.04	0.49	24.26	3.84	0.502	0.0506
Basal	≥1000	1.81	2.42	0.61	25.31	4.17	0.547	0.0570